A Message to Microware Systems Corporation Shareholders

Dear Microware Shareholder,

I am writing to urge you to respond positively by tendering your shares in the recently announced tender offer by RadiSys Corporation for the acquisition of Microware Systems Corporation. I am speaking not only as Microware's CEO but also as its largest single shareholder.

The technology business has been very tough for the last year, with a noticeable worsening during the last six months. Many technology companies have seen their sales decrease, their profitability worsen, and their share prices plummet. We at Microware have been working very hard to turn the company around. I believe that we have done many of the right things, and perhaps given more time and a normal business environment we might have been able to restore profitability. In addition, we explored various strategic alternatives available to the company. It has become clear that selling the company is the best and probably only course to protect the interests of our shareholders, customers, and employees.

I know many of you made your investment at a higher price and are disappointed in the tender price of $0.68 per share. The tender offer price is more than 50% higher than our recent low of $0.37 during the first quarter of the current fiscal year. The market sets the price of our stock. Unfortunately, the most recent pre-tender offer market prices for Microware stock in the high $0.30 to low $0.40 range reflect the market's view of the company's value and its future prospects. The company also faces delisting by NASDAQ; moving off that market would have a negative effect on the value and liquidity of your stock.

Our quarterly losses mean that we would need additional capital to continue, and access to capital this year for a company in our position is very difficult and costly. After looking for a potential buyer for some time, we were fortunate to receive two preliminary offers almost at the same time. The second offer was substantially inferior to the one from RadiSys, in both price and other terms. Note that in addition to the net $0.68 RadiSys is paying for all common shares, it is also paying off an additional $2.2M of liabilities associated with the capital we raised last year.

Every share will be purchased for exactly the same price. RadiSys currently owns no stock, options or warrants in Microware. What RadiSys does possess is agreements from the holders of about 37% of the outstanding shares to tender their shares in the offer. Two of our largest shareholders - myself and Motorola
- have agreed to tender our shares to RadiSys. Microware executives and employees who will continue on with RadiSys will receive compensation and benefits comparable to their current employees.

Given that Microware had to do something, I am pleased that we were able to connect with a company of the caliber and strength of RadiSys. I believe that this will be a good thing for the future for all Microware shareholders, employees, customers, and suppliers.

The risk to shareholders is that if 90% of the shares are not actively tendered, RadiSys has no obligation to move forward, and we could then face a perhaps insurmountable task of continuing to operate on our own. All of Microware's directors, and our largest shareholders, including Motorola and myself, have endorsed this tender offer. I urge you to please respond to the tender solicitation offer you have or will soon receive by following the instructions to tender your shares. If you have any questions about how to tender your shares, please call Mellon Investor Services, who is the Information Agent, toll free at 800-504-8997.

I would also like to remind you to carefully review all of the company's filings with the Securities and Exchange Commission for important detailed information about this transaction.

Very Sincerely,

Ken Kaplan
Chairman and CEO